Alpine Income Trust
Alpine Series Trust
Alpine Equity Trust
2500 Westchester Avenue, Suite 215
Purchase, NY 10577-2540

March 11, 2013

VIA EDGAR TRANSMISSION

Ms. Kathy L. Churko
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

Re:
Alpine Income Trust (File Nos.: 333-100289 and 811-21210), Alpine Series Trust (File Nos.: 333-75786 and 811-10405) and Alpine Equity Trust (File Nos.: 033-25378 and 811-05684) (each a “Trust,” collectively, the “Trusts”) on behalf of the Alpine Ultra Short Tax Optimized Income Fund, Alpine Municipal Money Market Fund, Alpine Foundation Fund, Alpine Dynamic Dividend Fund, Alpine Financial Services Fund, Alpine Innovators Fund, Alpine Transformations Fund, Alpine Accelerating Dividend Fund, Alpine Cyclical Advantage Property Fund, Alpine International Real Estate Equity Fund, Alpine Realty Income & Growth Fund, Alpine Emerging Markets Real Estate Fund, Alpine Global Infrastructure Fund and Alpine Global Consumer Growth Fund  (each a “Fund,” and collectively, the “Funds”)

Dear Ms. Churko:

This correspondence is being filed in response to the oral comments given to Alpine Woods Capital Investors, LLC (“Alpine”) on February 5, 2013 relating to the review of the Trusts’ most recent annual reports dated October 31, 2012 (the “Shareholder Reports”), each filed on Form N-CSR on January 8, 2013.

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trusts’ responses.

All Funds – Financial Highlights

1.
In addition to a Fund’s gross and net expense ratios, the Financial Highlights also include ratios of interest expense to average net assets and expenses to average net assets excluding interest expense.  The Staff notes that neither of these additional ratios is specifically enumerated in Item 13 of Form N-1/A, and requests that, to the extent additional ratios are included in future reports, they be removed from the table and included in a footnote.

Response:  In future reports, the Trusts will not present line items in the Financial Highlights reflecting either the ratio of interest expense to average net assets or the ratio of expenses to average net assets excluding interest expense. Instead the Trusts will consider other presentations, including the use of footnotes to the tabular disclosure, for this information, where applicable.

2.
In the notes to financial statements of the Series and Equity Trusts, the tables for significant unobservable inputs for Level 3 assets and liabilities contain a single value under the heading “range of values”.  Please provide the range of values in your response and please include the range of values in future shareholder reports.

Response: The Trusts agree that the table for significant unobservable inputs for Level 3 assets and liabilities requires reporting a range of the values of those significant unobservable inputs used in the fair value measurement for each class of a fund’s Level 3 investments, where the same input is used with respect to more than one Level 3 asset or liability in a class of investments.

As of October 31, 2012, each of the classes of investments included in the Trusts’ Level 3 input tables had only one security and, as a result, there was no “range of values” of the significant inputs to report.    Accordingly, a single value was reported under the heading “range of values”.

In future reports, the Trusts will include a range if more than one security has used a particular significant unobservable input and will include an explanatory footnote where only one security has used a significant unobservable input in the measurement of fair value.

3.
The Schedule of Investments for the Alpine Dynamic Dividend Fund breaks out investments by country.  Please explain why the schedule is not broken out by industry as required by Regulation S-X Section 210.12-12.

Response:  The Trust respectfully submits that it believes the Schedule of Investments for the Fund is appropriate and complies with Regulation S-X Section 210.12-12, which provides that Schedules of Investments be categorized by (i) type of investment, and (ii) the related industry, country or geographic region of the investment. The Trust believes that the applicable Fund’s Schedule of Investments was categorized in accordance with the requirements of Section 210.12-12 of Regulation S-X and that the categorization by country was appropriate given the percentage of international investments within the Fund and the fact that the Fund does not concentrate in any particular industry.  Nevertheless, as the Fund is currently focusing more on a sector based investment approach, the Trust intends to break out the Schedule of Investments for the Fund by industry beginning with its semi-annual report for the period ending April 30, 2013, and to continue to review which presentation is most meaningful for future shareholder reports.

In connection with this response to the Staff’s comments, the Trusts, on behalf of the Funds, hereby state the following:

(1)
The Funds acknowledge that in connection with the comments made by the Staff regarding annual reports for registered investment companies filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Funds represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

If you have any questions regarding the enclosed, please do not hesitate to contact Matthew K. Breitman at 914-417-6385.

Very truly yours,

ALPINE INCOME TRUST
ALPINE SERIES TRUST
ALPINE EQUITY TRUST

/s/ Ronald G. Palmer, Jr.
Ronald G. Palmer, Jr.
Chief Financial Officer

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